GALILEO NEWCO LIMITED

9th Floor, 10 Bloomsbury Way

London, WC1A 2SL

February 24, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Taylor Beech

Re:	Galileo NewCo Limited

Registration Statement on Form F-4

Filed January 15, 2021

File No. 333-252179

Ladies and Gentlemen:

This letter sets forth responses of Galileo NewCo Limited (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 12, 2021, with respect to the above referenced Registration Statement on Form F-4 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently publicly filing an amendment to the Registration Statement with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form F-4 filed January 15, 2021

Prospectus Summary

The Parties, page 11

1. Staff’s comment: Please include a brief summary of the business of Genius Sports Group Limited comparable to the disclosure provided here for dMY, given it is the main operating company.

Response: The Company acknowledges the Staff’s comment and has included the requested disclosure on pages 11 and 12.

Timeline of the Negotiations, page 80

2. Staff’s comment: Please provide more detail regarding how you determined Genius’ $1.4 billion valuation, how you arrived at the amount and nature of the consideration, and how the Board determined the transaction to be fair to shareholders. In this regard, we note that the Board did not obtain a fairness opinion and that the consideration to be received in exchange for dMY shares is not included on the list of factors considered by the Board on pages 84-85. In addition, we note your disclosure that dMY received a presentation from Needham that “assisted in the validation of dMY management’s valuation of Genius based on public company comparables and the materials provided by Genius.” Please tell us whether this presentation falls under one of the categories listed in Item 1015(b) of Regulation M-A, and if so, provide the required information.

Response: We respectfully acknowledge the Staff’s comment and submit that in analyzing the Business Combination, the dMY Board and dMY’s management conducted due diligence on Genius and researched the industry in which Genius operates and concluded that the Business Combination was fair to its shareholders from a financial point of view. In arriving at the agreed upon $1.4 billion valuation, representing approximately seven times Genius’ projected revenues in year 2021, dMY took into consideration information provided by Genius in the CIM (as defined below), as well as Genius’ long-term contracts and its highly diversified geographic customer base, pipeline, financial plan and data, projections, its capital structure, valuations of precedent combination transactions and targets in similar and adjacent sectors and the anticipated market reaction to the valuation of Genius’ business. dMY’s management also considered a comparable company analysis to assess the potential value that the public markets would likely ascribe to Genius. In this regard, please also refer to page 26 of the Investor Presentation filed as Exhibit 99.2 of the Form 8-K furnished with the Commission on October 27, 2020 by dMY. The comparable companies were considered, in certain respects, to be similar to the Genius’ business due to one or more similar operating and financial characteristics, and included gambling technology providers and mission critical data providers. Although none of the selected companies reviewed in the analysis were directly comparable to Genius, the companies had one or more similar operating and financial characteristics as Genius. dMY’s board of directors considered this analysis and viewed Genius to favorably compare to such other companies.

We have revised the disclosures on pages 83 and 89 to reflect the factors considered by dMY’s board in arriving at the agreed upon valuation, to provide the comparable public company benchmarking, as set forth in the Investor Presentation referenced above, as well as the board’s determination that the Business Combination is fair to the dMY shareholders from a financial point of view.

We respectfully advise the Staff that the presentation described above by Needham does not represent a report, opinion, or appraisal materially relating to the transaction as set forth in Item 4(b) of Form F-4. As disclosed on page 82 in the Registration Statement, on August 22, 2020, dMY received a confidential information memorandum (the CIM) prepared by Genius with the assistance of Oakvale. dMY’s management used the CIM to prepare their own valuation and requested Needham to prepare a presentation to assist in validating this valuation. The presentation given on August 31, 2020 made use of public company comparables and the other information received in the CIM. Accordingly, Needham did not produce any report, opinion or appraisal materially relating to the transaction within the meaning of Item 4(b) of Form F-4.

3. Staff’s comment: We note from your disclosure that you engaged Goldman Sachs & Co. LLC and Needham & Company, LLC, both of which acted as underwriters in connection with dMY’s IPO, to provide certain advisory services in connection with the business combination. We also note that these underwriters are entitled to an additional $9,660,000 in deferred compensation upon completion of the business combination. Please include a discussion of how the board evaluated and addressed any conflicts of interests the underwriters may have had in providing such services, given the deferred IPO underwriting compensation. Please also discuss how the board evaluated and addressed any conflicts of interest of the sponsors, directors, officers and their affiliates in evaluating the business combination and how the Board addressed these conflicts of interest. Refer to CF Disclosure Guidance Topic No. 11.

Response: We respectfully acknowledge the Staff’s comment. The decision to engage GS and Needham (the “Advisors”) was based on a number of factors. Both Advisors have a longstanding working relationship with dMY, and have provided financial advisory services to other companies in the online gaming and technology sector. Neither of the Advisors has previously acted in any capacity for, or provided any advice to, Genius. In addition to its role as underwriter of the IPO, dMY decided to retain GS as its financial advisor related to the Business Combination based primarily on GS’ extensive knowledge of the online gaming and sports betting industry, strong market position, positive reputation as a leading advisor in SPAC business combinations, and its experienced and capable investment banking teams. Engagement of GS as dMY’s financial advisor in connection with the Business Combination was independent of its engagement in connection with dMY’s IPO. The advisory fees payable to GS upon consummation of the Business Combination represent fees and arrangements which are customary for transactions of this type. While Needham provided certain limited financial advisory services in connection with the Business Combination, dMY and Needham did not enter into a separate engagement and Needham is not entitled to an advisory fee upon consummation of the Business Combination.

As noted above, the Sponsor had a strong pipeline of transactions, and as such, the evaluation of Genius and its business was done entirely on its own merits following a thorough due diligence process. The decision to engage in a potential initial business combination transaction with Genius was taken many months prior to the expiration of the twenty-four month period from the closing of the IPO, and as such dMY faced no time pressure to execute an initial business combination transaction that did not meet the criteria set forth in the IPO registration statement. The Sponsor and dMY’s management team have deep knowledge of the online gaming industry, so after considering all relevant factors, including the deferred underwriting compensation due to the Advisors and the financial advisory fees due to GS upon the closing of the Business Combination, the Board decided to engage the Advisors to assist the Board and management of dMY in identifying and pursuing a transaction with Genius due to dMY’s long standing working relationship with these Advisors, as well as the fact that GS has extensive knowledge of the online gaming and sports betting industry required to evaluate a pioneering player in its sector such as Genius, and its strong market position as a leading investment bank in SPAC business combinations.

dMY acknowledges for the Staff that other than as disclosed on pages 50 and 93 of the Registration Statement, dMY’s board did not identify any other conflicts of interest of the Sponsor, directors, officers and their affiliates in evaluating the Business Combination.

Certain Forecasted Financial Information for the Company, page 87

4. Staff’s comment: Please expand to disclose the assumptions that are most significant to the prospective information being presented, as well as the key factors upon which the financial results depend. See Item 10(b)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has included the requested disclosure on page 90.

5. Staff’s comment: Please explain the nature of the “exceptional items” included in Group Adjusted EBITDA.

Response: The Company acknowledges the Staff’s comment and has included the revised disclosure on page 91.

6. Staff’s comment: Please label the columns with forecasted financial information to indicate they have been prepared in accordance with U.K. generally accepted accounting principles.

Response: The Company acknowledges the Staff’s comment and has labeled the columns as requested.

The Business Combination Agreement, page 113

7. Staff’s comment: Please incorporate the Business Combination Agreement by reference into the prospectus, by means of a statement to that effect. Refer to Item 4(c) of Form F-4.

Response: The Company acknowledges the Staff’s comment and has included the requested disclosure on page 117.

Business of Genius

Overview, page 154

8. Staff’s comment: Please provide support for the statement that Genius is “one of the market-leading B2B providers” of scalable, technology-led products and services to the sports, sports betting and sports media industries, as well as disclose the metric by which such statement is measured.

Response: The Company advises the Staff that the requested support for the statement will be provided under separate cover.

9. Staff’s comment: Please clearly define how “Gross Gaming Revenue” is calculated.

Response: The Company acknowledges the Staff’s comment and has included the requested disclosure on page 159.

Genius is the Global Leader in Official Data Rights, page 157

10. Staff’s comment: Please revise your disclosure to more clearly describe your dual approach and “contra” strategy to Tier 1 and non-Tier 1 rights.

Response: The Company acknowledges the Staff’s comment and has included the requested disclosure on pages 161 and 162.

Legal Proceedings, page 175

11. Staff’s comment: Please revise your discussion of the potential impact of the Sportradar Litigation to address the fact that, as you’ve disclosed in your risk factors, a material portion of your revenues is concentrated in some of your largest customers, including your contract with Football DataCo, which is the agreement at issue in the lawsuit.

Response: Football DataCo is a supplier of data to the Company, rather than a customer, and, as such, the Company has revised the disclosure on page 180. The risks arising from the loss of one or more of our suppliers of data is discussed in further detail in the risk factor on page 31 (“Risk Factors — Risks Related to Genius Sports Group’s Business — We rely on relationships with sports organizations from which we acquire sports data, including, among other things, via arrangements for exclusive rights for such data. Loss of existing relationships or failure to renew or expand existing relationships may cause loss of competitive advantage or require us to modify, limit or discontinue certain offerings, which could materially affect our business, financial condition and results of operations.”).

Topco’s Management’s Discussion and Analysis of Financial Conditions and Results of

Operations

Results of Operations, page 201

12. Staff’s comment: We note that Betting Technology and Content and Services revenue increased as a result of expanded value-add services, new service offerings, B2B and B2C technology customer acquisitions, and decreased due to impacts of COVID-19. In this discussion, and throughout the filing where changes in line items are attributed to more than one factor, please quantify the impact of each significant factor on the overall change in the amount being discussed.

Response: The Company acknowledges the Staff’s comment and has included the requested disclosure from page 206 to 209.

Liquidity and Capital Resources, page 205

13. Staff’s comment: We note your disclosure, here and elsewhere, that you expect to continue investing in the business and expect Genius’ capital expenditures and working capital requirements to continue to increase in the immediate future as a result. For context, please disclose Genius’ material commitments for capital expenditures as of the end of its last fiscal year and subsequent interim period. Also refer to Item 17(4) of Form F-4 and Item 5.B.3 of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has included the requested disclosure on page 211.

Notes to Condensed Consolidated Financial Statements

Note 3: Revenue

COVID-19, page F-45

14. Staff’s comment: We note that the company entered into contract modifications to provide discounts on fixed fees due to disruptions in scheduled sports seasons and events as a result of COVID- 19. Please tell us how you accounted for these discounts and contract modifications.

Response: The Company respectfully acknowledges this comment and informs the Staff that in the second and third quarter of 2020, as disclosed in page F-32, “Due to COVID-19, sporting events were suspended, postponed or cancelled, resulting in service issues related to certain customer contracts for Betting Technology, Content and Services as there was a lack of available official sports data for higher-tiered sporting events, and customers entered into these contracts with the expectation they would have access to official sports data for higher-tiered sporting events.”

The lack of official sports data for higher-tiered sporting events primarily in the second quarter, and to a lesser extent in the third quarter of 2020, resulted in service issues in certain customer contracts. As a result of these service issues, the Company negotiated one-time discounts of contractual fixed fees with certain customers. More specifically, following the periods of service issues in the second and third quarters of 2020, the parties negotiated reductions in contractual minimum fixed fees for the time periods for which the customers experienced the service issues. Generally, no other terms or conditions were modified in the impacted customer contracts.

To determine the accounting treatment for these discounts provided for past service issues, the Company considered by analogy the guidance in Example 5, Case B within ASC 606-10-55-114 through 55-116, in which an entity, as part of a contract modification, provides a partial credit to a customer to compensate the customer for the poor quality of products previously delivered.

In consideration of the guidance above, the Company notes its service issues discussed above were unanticipated at contract inception and were the direct result of disruptions in scheduled sports seasons and events because of COVID-19. Additionally, these service issues did not arise in other customer contracts prior to COVID-19, and did not extend beyond September 30, 2020.

The Company notes customer contracts generally do not provide for service level penalties due tohigher-tiered sporting events not occurring, resulting in a lack of official sports data for those events. However, given the unusual circumstances surrounding the COVID-19 pandemic, and the expectation of certain customers that they would have access to official sports data for higher-tiered sporting events on a continuous basis throughout respective contract terms, the Company negotiated these one-time discounts of fixed fees.

Given the factors above, the Company determined the discounts provided represented price concessions on previously transferred services to compensate the impacted customers for service issues experienced in the second and third quarters of 2020. These price concessions were treated by the Company as a reduction of the transaction price for the transferred services in the second and third quarters of 2020.

Note 12: Commitments and Contingencies

Sportradar Litigation, page F-54

15. Staff’s comment: With reference to the Sportradar litigation, please either disclose an estimate of the possible loss or range of loss, or provide a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4.

Response: The Company respectfully acknowledges this comment and informs the Staff that a statement indicating that an estimate of the possible loss or range of loss related to Sportradar litigation cannot be made has been added in the “Sportradar Litigation” section on pages 180, F-41 and F-83.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-69

16. Staff’s comment: With regard to your Betting Technology and Content Services profit share arrangements, please disclose information about the methods, inputs, and assumptions used for estimating variable consideration. Refer to ASC 606-10-50-20 and 606-10-32-8.

Response: The Company respectfully acknowledges this comment and informs the Staff that, in Betting Technology, Content and Services profit share arrangements, the Company avails itself of the variable consideration allocation exception in ASC 606-10-32-39 through 32-40 and, therefore, does not estimate variable consideration in these arrangements. The Company is able to allocate the related variable consideration to daily periods such that any uncertainty with respect to the transaction price for a particular reporting period is known by the end of that reporting period. The Company respectfully refers the Staff to its disclosure around profit share arrangements on page F-57, in which the Company discloses that “Variable consideration is allocated to distinct time increments of the service and recognized over the contract term as the Company satisfies each time increment of the service.”

17. Staff’s comment: With regard to your Betting Technology and Content and Services fixed fee contracts, please disclose information about the methods, inputs, and assumptions used to estimate the amount of variable consideration included in the transaction price, and to estimate the amount of variable consideration that is constrained. Refer to ASC 606-10-50-20 and 606-10-32-8.

Response: The Company respectfully acknowledges this comment and informs the Staff that the Company has added disclosure in page F-59 to expand discussion around fixed fee Betting Technology, Content and Services arrangements. In particular, the Company has expanded disclosure around methods, inputs, and assumptions used by the Company to estimate the amount of variable consideration included in the transaction price, and to estimate the amount of variable consideration that is constrained in these contracts.

General

18. Staff’s comment: Given that COVID-19 has had a “significant impact” on your business, please revise your prospectus, particularly the TOPCO’s Management’s Discussion and Analysis section, to describe with greater specificity and quantify if practicable the impact of COVID-19 on TOPCO’s operations. Further, to the extent possible and given the amount of time that has passed since the initial outbreak of COVID-19, please update your disclosure to discuss any known trends and uncertainties that have had or likely will have a material impact on your business and results of operations. Refer to CF Disclosure Guidance: Topic No. 9 for further guidance.

Response: The Company respectfully acknowledges this comment and informs the Staff that the Company has updated its Management’s Discussion and Analysis section on pages 200 and 206 to describe with greater specificity and have quantified where practicable, the impact of COVID-19 on the TopCo’s operations. In addition, the Company has added additional disclosure around any known trends that have had or likely will have a material impact on our business and result of operations.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Joshua N. Korff at (212) 446-4943 or Ross M. Leff at (212) 446-4947 of Kirkland & Ellis LLP.

Sincerely,

/s/ Mark Locke

Mark Locke Chief Executive Officer

Via E-mail:

cc:	Joshua N. Korff

Ross M. Leff

Kirkland & Ellis LLP

Joel L. Rubinstein

Jonathan P. Rochwarger

Era Anagnosti

White & Case LLP